SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                              (Amendment No. 1)*


                             PROTECTION ONE, INC.
                               (Name of Issuer)

                         Common Stock, $.01 Par Value
                        (Title of Class of Securities)

                                   74366330
                                (CUSIP Number)

                           Peter R. Vogelsang, Esq.
                       Morgan Stanley & Co. Incorporated
                          1221 Avenue of the Americas
                           New York, New York  10020
                           Tel. No.: (212) 703-5792
                (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                               February 14, 1996
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following: [ ].

Check the following box if a fee is being paid with this statement:  [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                 SCHEDULE 13D
______________________________             ________________________________
|                            |             |                              |
|CUSIP No. 0008009071        |             | Page   2    of   21   Pages  |
|____________________________|             |______________________________|
___________________________________________________________________________
|  1 | NAME OF REPORTING PERSON                                           |
|    | S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON                  |
|    |     Morgan Stanley Venture Capital Fund L.P.                       |
|    |     133400949                                                      |
|____|____________________________________________________________________|
|  2 | CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  |
|    |                                                                 _  |
|    |                                                            (a) |_| |
|    |                                                                 _  |
|    |                                                            (b) |_| |
|    |                                                                    |
|____|____________________________________________________________________|
|  3 | SEC USE ONLY                                                       |
|    |                                                                    |
|____|____________________________________________________________________|
|  4 | SOURCE OF FUNDS*                                                   |
|    |       Not applicable.                                              |
|____|____________________________________________________________________|
|  5 | CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED        _  |
|    | PURSUANT TO ITEMS 2(d) or 2(e)                                 |_| |
|    |                                                                    |
|____|____________________________________________________________________|
|  6 | CITIZENSHIP OR PLACE OF ORGANIZATION                               |
|    |     Delaware                                                       |
|____|____________________________________________________________________|
|                    |  7 | SOLE VOTING POWER                             |
|                    |    |     0                                         |
|   NUMBER OF        |____|_______________________________________________|
|    SHARES          |  8 | SHARED VOTING POWER                           |
|  BENEFICIALLY      |    |     875,275                                   |
|   OWNED BY         |____|_______________________________________________|
|     EACH           |  9 | SOLE DISPOSITIVE POWER                        |
|   REPORTING        |    |     0                                         |
|    PERSON          |____|_______________________________________________|
|     WITH           | 10 | SHARED DISPOSITIVE POWER                      |
|                    |    |      875,275                                  |
|____________________|____|_______________________________________________|
| 11 | AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON       |
|    |      875,275                                                       |
|____|____________________________________________________________________|
| 12 | CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES          _  |
|    | CERTAIN SHARES*                                                |_| |
|____|____________________________________________________________________|
| 13 | PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                 |
|    |     7.1                                                            |
|____|____________________________________________________________________|
| 14 | TYPE OF REPORTING PERSON*                                          |
|    |     PN                                                             |
|____|____________________________________________________________________|
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D
______________________________             ________________________________
|                            |             |                              |
|CUSIP No. 0008009071        |             | Page   3    of   21   Pages  |
|____________________________|             |______________________________|
___________________________________________________________________________
|  1 | NAME OF REPORTING PERSON                                           |
|    | S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON                  |
|    |     Morgan Stanley Venture Partners L.P.                           |
|    |     133375437                                                      |
|____|____________________________________________________________________|
|  2 | CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  |
|    |                                                                 _  |
|    |                                                            (a) |_| |
|    |                                                                 _  |
|    |                                                            (b) |_| |
|____|____________________________________________________________________|
|  3 | SEC USE ONLY                                                       |
|    |                                                                    |
|____|____________________________________________________________________|
|  4 | SOURCE OF FUNDS*                                                   |
|    |      Not applicable.                                               |
|____|____________________________________________________________________|
|  5 | CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED        _  |
|    | PURSUANT TO ITEMS 2(d) or 2(e)                                 |_| |
|    |                                                                    |
|____|____________________________________________________________________|
|  6 | CITIZENSHIP OR PLACE OF ORGANIZATION                               |
|    |     Delaware                                                       |
|____|____________________________________________________________________|
|                    |  7 | SOLE VOTING POWER                             |
|                    |    |     0                                         |
|   NUMBER OF        |____|_______________________________________________|
|    SHARES          |  8 | SHARED VOTING POWER                           |
|  BENEFICIALLY      |    |      875,275                                  |
|   OWNED BY         |____|_______________________________________________|
|     EACH           |  9 | SOLE DISPOSITIVE POWER                        |
|   REPORTING        |    |     0                                         |
|    PERSON          |____|_______________________________________________|
|     WITH           | 10 | SHARED DISPOSITIVE POWER                      |
|                    |    |      875,275                                  |
|____________________|____|_______________________________________________|
| 11 | AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON       |
|    |     875,275                                                        |
|____|____________________________________________________________________|
| 12 | CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES          _  |
|    | CERTAIN SHARES*                                                |_| |
|____|____________________________________________________________________|
| 13 | PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                 |
|    |      7.1                                                           |
|____|____________________________________________________________________|
| 14 | TYPE OF REPORTING PERSON*                                          |
|    |     PN                                                             |
|____|____________________________________________________________________|
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D
______________________________             ________________________________
|                            |             |                              |
|CUSIP No. 0008009071        |             | Page   4    of   21   Pages  |
|____________________________|             |______________________________|
___________________________________________________________________________
|  1 | NAME OF REPORTING PERSON                                           |
|    | S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON                  |
|    |     Morgan Stanley Venture Capital Inc.                            |
|    |     133238534                                                      |
|____|____________________________________________________________________|
|  2 | CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  |
|    |                                                                 _  |
|    |                                                            (a) |_| |
|    |                                                                 _  |
|    |                                                            (b) |_| |
|____|____________________________________________________________________|
|  3 | SEC USE ONLY                                                       |
|    |                                                                    |
|____|____________________________________________________________________|
|  4 | SOURCE OF FUNDS*                                                   |
|    |     Not applicable.                                                |
|____|____________________________________________________________________|
|  5 | CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED        _  |
|    | PURSUANT TO ITEMS 2(d) or 2(e)                                 |_| |
|    |                                                                    |
|____|____________________________________________________________________|
|  6 | CITIZENSHIP OR PLACE OF ORGANIZATION                               |
|    |     Delaware                                                       |
|____|____________________________________________________________________|
|                    |  7 | SOLE VOTING POWER                             |
|                    |    |     0                                         |
|   NUMBER OF        |____|_______________________________________________|
|    SHARES          |  8 | SHARED VOTING POWER                           |
|  BENEFICIALLY      |    |      875,275                                  |
|   OWNED BY         |____|_______________________________________________|
|     EACH           |  9 | SOLE DISPOSITIVE POWER                        |
|   REPORTING        |    |     0                                         |
|    PERSON          |____|_______________________________________________|
|     WITH           | 10 | SHARED DISPOSITIVE POWER                      |
|                    |    |      875,275                                  |
|____________________|____|_______________________________________________|
| 11 | AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON       |
|    |      875,275                                                       |
|____|____________________________________________________________________|
| 12 | CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES          _  |
|    | CERTAIN SHARES*                                                |_| |
|____|____________________________________________________________________|
| 13 | PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                 |
|    |      7.1                                                           |
|____|____________________________________________________________________|
| 14 | TYPE OF REPORTING PERSON*                                          |
|    |     CO                                                             |
|____|____________________________________________________________________|
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D
______________________________             ________________________________
|                            |             |                              |
|CUSIP No. 0008009071        |             | Page   5    of   21   Pages  |
|____________________________|             |______________________________|
___________________________________________________________________________
|  1 | NAME OF REPORTING PERSON                                           |
|    | S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON                  |
|    |     Morgan Stanley Group Inc.                                      |
|    |     132838811                                                      |
|____|____________________________________________________________________|
|  2 | CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  |
|    |                                                                 _  |
|    |                                                            (a) |_| |
|    |                                                                 _  |
|    |                                                            (b) |_| |
|____|____________________________________________________________________|
|  3 | SEC USE ONLY                                                       |
|    |                                                                    |
|____|____________________________________________________________________|
|  4 | SOURCE OF FUNDS*                                                   |
|    |      Not applicable.                                               |
|____|____________________________________________________________________|
|  5 | CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED        _  |
|    | PURSUANT TO ITEMS 2(d) or 2(e)                                 |_| |
|    |                                                                    |
|____|____________________________________________________________________|
|  6 | CITIZENSHIP OR PLACE OF ORGANIZATION                               |
|    |     Delaware                                                       |
|____|____________________________________________________________________|
|                    |  7 | SOLE VOTING POWER                             |
|                    |    |     0                                         |
|   NUMBER OF        |____|_______________________________________________|
|    SHARES          |  8 | SHARED VOTING POWER                           |
|  BENEFICIALLY      |    |     1,114,666                                 |
|   OWNED BY         |____|_______________________________________________|
|     EACH           |  9 | SOLE DISPOSITIVE POWER                        |
|   REPORTING        |    |     0                                         |
|    PERSON          |____|_______________________________________________|
|     WITH           | 10 | SHARED DISPOSITIVE POWER                      |
|                    |    |     1,114,666                                 |
|____________________|____|_______________________________________________|
| 11 | AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON       |
|    |      1,114,666                                                     |
|____|____________________________________________________________________|
| 12 | CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES          _  |
|    | CERTAIN SHARES*                                                |_| |
|____|____________________________________________________________________|
| 13 | PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                 |
|    |      9.1                                                           |
|____|____________________________________________________________________|
                                                                          |
|    |     CO                                                             |
|____|____________________________________________________________________|
                  *SEE INSTRUCTIONS BEFORE FILLING OUT!

               This Amendment No. 1 to Schedule 13D amends and restates the Statement on Schedule 13D filed by the Filing Persons (as defined below) with the Securities and Exchange Commission on December 26, 1995 (the "Schedule 13D").

Item 1.  Security and Company.

               The class of equity securities to which this statement relates is the Common Stock (the "Common Stock"), $.01 par value per share, of Protection One, Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 6011 Bristol Parkway, Culver City, California 90230.

Item 2.  Identity and Background.

               The names of the persons filing this statement are Morgan Stanley Venture Capital Fund L.P., a Delaware limited partnership (the "Fund"), Morgan Stanley Venture Partners L.P., a Delaware limited partnership ("Ventures"), Morgan Stanley Venture Capital Inc., a Delaware corporation ("MSVC"), and Morgan Stanley Group Inc., a Delaware corporation ("Morgan Stanley") (collectively, the "Filing Persons").

               The address of the principal business and principal office of each of the Fund, Ventures and MSVC is 1221 Avenue of the Americas, New York, New York 10020 and the address of the principal business and principal office of Morgan Stanley is 1585 Broadway, New York, New York 10036.

               Set forth in Schedule A is the name, citizenship, business or residence address and present principal occupation or employment, as well as the name, principal business and address of any corporation or other organization in which such occupation or employment is conducted, of each of the general partners of Ventures, as of the date hereof. Ventures is the sole general partner of the Fund.

               Set forth in Schedule B is the name, citizenship, business or residence address and present principal occupation or employment, as well as the name, principal business and address of any corporation or other organization in which such occupation or employment is conducted, of each of the directors and executive officers of MSVC, as of the date hereof.

               Set forth in Schedule C is the name, citizenship, business or residence address and present principal occupation or employment, as well as the name, principal business and address of any corporation or other organization in which such occupation or employment is conducted, of each of the directors and executive officers of Morgan Stanley, as of the date hereof.

               The principal business of each of the Filing Persons is as follows: the Fund is a private venture capital fund; Ventures is the sole general partner of the Fund; MSVC, a wholly-owned subsidiary of Morgan Stanley, is the managing general partner of Ventures; and Morgan Stanley is a financial services firm whose businesses include securities underwriting, distribution and trading; merger, acquisition, restructuring, real estate, project finance and other corporate finance advisory activities; merchant banking and other principal investment activities; brokerage and research services; asset management; the trading of foreign exchange and commodities as well as derivatives on a broad range of asset categories; and global custody, securities clearance services and securities lending.

               During the last five years, neither the Filing Persons nor, to the best knowledge of the Filing Persons, any of the persons named in Schedule A, B or C has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

               On February 9, 1996, the Company and certain stockholders, including the Fund, completed a public offering (the "Secondary Offering") of the Company's Common Stock through a syndicate of underwriters. Morgan Stanley & Co. Incorporated ("MS&Co."), a wholly owned subsidiary of Morgan Stanley, was the managing underwriter of the Secondary Offering.

               Since February 9, 1996, MS&Co. has made a market in the Common Stock in the ordinary course of its activities as a broker-dealer, and at the close of business on February 12, 1996, MS&Co. had acquired 3,991 shares of Common Stock in its trading account at prices ranging from $9.00 to $10.00. The funds for the purchases were made available from MS&Co.'s working capital.

Item 4.  Purpose of Transaction.

               The Fund acquired the shares of Common Stock and MSAM and MS&Co. acquired the warrants for investment. MS&Co. acquired shares of Common Stock in the ordinary course of marketing-making activities in such shares. None of the Fund, MSAM or MS&Co. had any plan or proposals which related to or would have resulted in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Company.

               (a)   The Fund may be deemed to own beneficially
875,275 shares of Common Stock as of February 14, 1996. The Fund is the record owner of 875,275 shares of Common Stock.

               Ventures, as the sole general partner of the Fund, has the power, on behalf of the Fund, to vote or direct the vote and to dispose or direct the disposition of all of the Common Stock owned by the Fund. MSVC, as the managing general partner of Ventures, has the power to control the actions of Ventures on behalf of the Fund. Morgan Stanley, as the sole shareholder of MSVC, has the power to control the actions of MSVC with respect to Ventures and the Fund. Accordingly, each of Ventures, MSVC and Morgan Stanley may be deemed to own beneficially the 875,275 shares of Common Stock beneficially owned by the Fund. In addition, Morgan Stanley, as the sole shareholder of Morgan Stanley Asset Management Inc. ("MSAM"), has the power to control the actions of MSAM with respect to the disposition of warrants to purchase 36,800 shares of Common Stock owned by MSAM. Furthermore, Morgan Stanley, as the sole shareholder of MS&Co., has the power to control the actions of MS&Co. with respect to (i) the disposition of warrants to purchase 159,600 shares of Common Stock beneficially owned by MS&Co. and (ii) the disposition of 3,991 shares of Common Stock beneficially owned by MS&Co. that were acquired pursuant to its market-making activities. Accordingly, Morgan Stanley may be deemed to own beneficially the warrants to purchase 159,600 shares of Common Stock and the 3,991 shares of Common Stock, in each case beneficially owned by MS&Co., and the warrants to purchase 36,800 shares of Common Stock beneficially owned by MSAM. In addition, the amount reported as Morgan Stanley's beneficial ownership includes 39,000 shares held for clients over which Morgan Stanley exercises investment discretion.

               (b) The Filing Persons have sole power to vote and to dispose of 0 shares of Common Stock.

               (c) On February 9, 1996, pursuant to the Secondary Offering, the Fund sold 382,447 shares of Common Stock, representing 3.1% of the shares of Common Stock outstanding,(1) for an aggregate sale price of $3,614,124.

               Since February 9, 1996, MS&Co. has made a market in the Common Stock in the ordinary course of its activities as a broker-dealer, and at the close of business on February 12, 1996, MS&Co. had acquired 3,991 shares of Common Stock in its trading account at prices ranging from $9.00 to $10.00.

               Except for the foregoing, neither the Filing Persons, nor any other person controlling any of the Filing Persons, nor, to the best knowledge of the Filing Persons, any person named in Schedule A, B or C hereto beneficially owns any shares of Common Stock as of the date hereof.

               (d)   Not applicable.

               (e)   Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Company.

               Not applicable.


Item 7.  Material to be Filed as Exhibits.

               Not applicable.

_____________
     (1) Percentages are based on the 12,296,187 Shares of Common Stock outstanding following the Secondary Offering.



                                SIGNATURES

               After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.
Date:  February 14, 1996


                                       MORGAN STANLEY VENTURE CAPITAL
                                         FUND L.P.

                                       By: Morgan Stanley Venture
                                           Partners L.P., its general
                                           partner

                                       By: Morgan Stanley Venture
                                           Capital Inc., its general
                                           partner


                                       By: /s/ Peter R. Vogelsang
                                          ____________________________
                                          Name: Peter R. Vogelsang
                                          Title: Secretary


                                       MORGAN STANLEY VENTURE
                                         PARTNERS L.P.

                                       By: Morgan Stanley Venture
                                           Capital Inc., its general
                                           partner


                                       By: /s/ Peter R. Vogelsang
                                          ____________________________
                                          Name: Peter R. Vogelsang
                                          Title: Secretary



                                       MORGAN STANLEY VENTURE
                                         CAPITAL INC.


                                       By: /s/ Peter R. Vogelsang
                                          ____________________________
                                          Name: Peter R. Vogelsang
                                          Title: Secretary

                                       MORGAN STANLEY GROUP INC.



                                       By: /s/ Peter R. Vogelsang
                                          ____________________________
                                          Name: Peter R. Vogelsang
                                          Title: Authorized Signatory



                                                         Schedule A
                                                         __________


                               GENERAL PARTNERS
                    OF MORGAN STANLEY VENTURE PARTNERS L.P.


               The name, business address, title, and present principal occupation or employment of each of the general partners of Morgan Stanley Venture Partners L.P. ("Ventures") are set forth below. Ventures is the general partner of Morgan Stanley Venture Capital Fund L.P. If no business address is given the general partner's business address is 1221 Avenue of the Americas, New York, New York 10020. Unless otherwise indicated, each occupation set forth opposite a person's name refers to the Fund. Unless otherwise indicated below, each of the persons listed below is a United States citizen or a corporation incorporated under the laws of a state of the United States.

                                         Present Principal
                                       Occupation Including
    Name, Title and                      Name and Address(2)
    Business Address                        of Employer
    ________________                   ______________________

Morgan Stanley Venture.................. General Partner, Ventures
  Capital Inc.
  (General Partner)

Guy L. de Chazal........................ Managing Director, Morgan
  (General Partner)                       Stanley & Co. Incorporated
  Citizenship:  United Kingdom            ("Morgan Stanley & Co."),
                                          a securities broker-dealer

Robert Loarie........................... Principal, Morgan Stanley
  (General Partner)                       Co.

William Harding......................... Principal, Morgan Stanley &
  (General Partner)                        Co.
____________
   (2) Same address as general partner's business address except where indicated.


                                                         Schedule B
                                                         __________

                       DIRECTORS AND EXECUTIVE OFFICERS
                    OF MORGAN STANLEY VENTURE CAPITAL INC.


               The name, business address, title, and present principal occupation or employment of each of the directors and executive officers of Morgan Stanley Venture Capital Inc. ("MSVC") are set forth below. If no business address is given the director's or officer's business address is 1221 Avenue of the Americas, New York, New York 10020. Unless otherwise indicated below, all of the persons listed below are citizens of the United States of America.


                                         Present Principal
                                       Occupation Including
    Name, Title and                      Name and Address(3)
    Business Address                        of Employer
    ________________                   _____________________

Donald P. Brennan....................... Managing Director, Morgan
 (Chairman of the                         Stanley & Co. Incorporated
 Board of Directors)                      ("Morgan Stanley & Co."),
                                          a securities broker-dealer

Guy L. de Chazal........................ Managing Director, Morgan
 (President and Director)                 Stanley & Co.
 Citizenship:  United Kingdom

Clinton Gartin.......................... Managing Director, Morgan
 (Director)                               Stanley & Co.

Dennis G. Sherva........................ Managing Director, Morgan
 (Director)                               Stanley & Co.

Frank V. Sica........................... Managing Director, Morgan
 (Director)                               Stanley & Co.

Frank P. Quattrone...................... Managing Director, Morgan
 (Director)                               Stanley & Co.

Robert J. Loarie........................ Principal, Morgan Stanley
 (Director and Vice President)            & Co.

William Harding......................... Principal, Morgan Stanley
 (Director and Vice President)            & Co.
______________
   (3) Same address as director's or officer's business address except where indicated.


                                                         Schedule C
                                                         __________


                       DIRECTORS AND EXECUTIVE OFFICERS
                         OF MORGAN STANLEY GROUP INC.


               The name, business address, title, and present principal occupation or employment of each of the directors and executive officers of Morgan Stanley Group Inc. ("Morgan Stanley") are set forth below. If no business address is given the director's or officer's business address is 1585 Broadway, New York, New York 10036. Unless otherwise indicated below, all of the persons listed below are citizens of the United States of America.

                                         Present Principal
                                       Occupation Including
    Name, Title and                      Name and Address(4)
    Business Address                        of Employer
    ________________                   _____________________

Richard B. Fisher....................... Chairman of the Board of
 (Chairman of the Board                   Directors and Director,
 of Directors and Director)               Morgan Stanley

John J. Mack............................ President and Director,
 (President and Director)                 Morgan Stanley

Philip N. Duff.......................... Chief Financial Officer,
 (Chief Financial Officer)                Morgan Stanley

Charles B. Hintz........................ Treasurer, Morgan Stanley
 (Treasurer)
 Morgan Stanley & Co. Incorporated
 1221 Avenue of the Americas
 New York, New York 10020

Jonathan M. Clark....................... Secretary and General
 (Secretary and                           Counsel, Morgan Stanley
 General Counsel)
 Morgan Stanley & Co. Incorporated
 1251 Avenue of the Americas
 New York, New York 10020

Barton M. Biggs......................... Managing Director, Morgan
 (Director)                               Stanley & Co.
 Morgan Stanley & Co. Incorporated
  1221 Avenue of the Americas
  New York, New York 10020

Daniel B. Burke......................... Retired
 (Director)
 Capital Cities/ABC, Inc.,
 77 W. 66th Street, Tenth
 Floor, New York, NY
 10023-6298

Richard B. Cheney....................... Chairman, Halliburton
 (Director)                               Company
 Halliburton Company
 3600 Lincoln Plaza
 500 North Akard Street
 Dallas, Texas 75201-3391

S. Parker Gilbert....................... Retired
 (Director)
 Morgan Stanley & Co. Incorporated
 1251 Avenue of the Americas
 New York, New York 10020

Peter F. Karches........................ Managing Director, Morgan
 (Director)                               Stanley & Co.

Sir David Alan Walker................... Managing Director, Morgan
 (Director)                               Stanley & Co.
 Citizenship: United Kingdom
 25 Cabot Square
 Canary Wharf
 London E14 4 QA, England

Allen E. Murray........................  Chairman of the Board of
 (Director)                               Directors and Chief
 Mobil Corporation                        Executive Officer, Mobil
 150 East 42nd Street                     Corporation
 24th Floor
 New York, New York 10017

Paul J. Rizzo........................... Retired
 (Director)
 73 Weaver Street
 Greenwich, Connecticut 06381
____________
    (4) Same address as director's or officer's business address except where indicated.